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January 11, 2012

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

AFFILIATE OFFICES

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Attention:	Andrew D. Mew Accounting Branch Chief

Re:	Comment Letter dated December 30, 2011 (“Comment Letter”)
Ultrapar Participações S.A. (“Ultrapar”)
Form 20-F for Fiscal Year Ended December 31, 2010 (“Form 20-F”)
Filed June 30, 2011
File No. 001-14950

Dear Mr. Mew:

As agreed in our telephone conversation yesterday with Robert Babula, Staff Accountant, we, on behalf of our client Ultrapar, confirm that Ultrapar will provide responses to the Comment Letter issued by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission relating to the Form 20-F on or before January 30, 2012.

Very truly yours,

By:	/s/ Richard S. Aldrich, Jr.
Richard S. Aldrich, Jr.

Mr. Andrew D. Mew, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Encl.

cc:	Mr. Pedro Wongtschowski (Ultrapar—Chief Executive Officer)
Mr. André Covre (Ultrapar—Chief Financial and Investor Relations Officer)
Dra. Sandra Lopez Gorbe (Ultrapar—Legal Counsel)
Mr. Robert Babula (SEC)